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                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934


                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                             Date: July 14, 2000



This filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this filing address the following subjects: future financial and operating results and strategic plans of the combined company.


The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the business combination; failure of the Vivendi, Canal+ or Seagram stockholders to approve the business combination; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.



Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed strategic business combination referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.


                                   **********
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   THE FOLLOWING ARE QUESTIONS FROM EMPLOYEES OF THE SEAGRAM COMPANY LTD. AND
  ANSWERS FROM JOHN D. BORGIA, EXECUTIVE VICE PRESIDENT, HUMAN RESOURCES,
          DISSEMINATED OVER THE INTRANET OF THE SEAGRAM COMPANY LTD.

WE KEEP HEARING ABOUT THE MERGER NOT BEING DRIVEN BY COST SAVINGS, YET THE MESSAGE THAT VIVENDI UNIVERSAL WILL ACHIEVE US$400 MILLION IN COST SAVINGS COMES OUT. WHAT WILL BE THE SOURCE OF THESE COST SAVINGS? WILL THEY BE THROUGH JOB ELIMINATIONS?

John Borgia: The US$400 million cost savings goal by 2001 is the publicly stated projection by Vivendi. As with any merger, there will be some overlap in some functions within the organizations that may result in some redundancies and job eliminations. However, it has been pointed out that in general there is little overlap in merging the Vivendi Universal businesses.

Edgar Bronfman, Jr. has said: "This is not a merger about cost savings. This is not a merger about eliminating masses of operations. This is a merger about joining complementary businesses and services together to create a larger, more effective, more competitive and ultimately more profitable whole."

Vivendi CEO Jean-Marie Messier has stated: "This is not a merger ... whose success is going to be based on cost savings and on loss of jobs." He identified three areas for potential cost savings: purchasing, IT and logistics (distribution).

WILL THE SSWG EXECUTIVE MANAGEMENT GROUP BE CONSULTED WHEN THE OPTIONS FOR DIVESTING OUR SPIRITS AND WINE BUSINESS ARE CONSIDERED?

John Borgia: Yes. The SSWG EMG will be consulted, and in fact, are beginning to evaluate the various options available right now.

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IS THERE A GUARANTEED PRICE FOR MY SEAGRAM SHARES OR STOCK OPTIONS? IF NOT, HOW
WILL THE PRICE BE DETERMINED? WHAT IS THE "COLLAR"?

John Borgia: The merger agreement with Vivendi does not guarantee a price for Seagram shares or options, whether held by employees or other shareholders. Seagram shares will be automatically converted at the closing of the transaction into Vivendi Universal shares (or, in the case of Canadian residents who so elect, an equivalent number of exchangeable shares of a Vivendi Universal subsidiary having substantially the same rights as Vivendi Universal shares) and Seagram options will be automatically converted at the closing into Vivendi Universal options.

The number of Vivendi Universal shares that will be received for each Seagram share (and the number of Vivendi Universal shares that will be issuable upon exercise of a Vivendi Universal option received at the closing upon the conversion of an option to acquire one Seagram share) will be equal to an "exchange ratio" determined based upon the average closing price of Vivendi shares during a 20-trading day period ending three trading days prior to the closing. While the provisions are a bit complex, there are only three possible scenarios:

If the price of Vivendi shares is between US$96.69 to US$124.34

In this price range - known as "within the collar" - the exchange ratio will be set so that each Seagram share is converted into Vivendi Universal shares having a value of US$77.35 (and each option to acquire one Seagram share is converted into an option to acquire Vivendi Universal shares having a value of US$77.35), based upon such average closing price of Vivendi shares.

For example, if the average closing price for Vivendi shares during the 20-day trading period is US$100, the exchange ratio will be set at 0.7735, meaning that each Seagram share will be converted into 0.7735 Vivendi
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Universal shares (and each option to acquire one Seagram share will be converted into an option to acquire 0.7735 Vivendi Universal shares).

Likewise, if the average closing price for Vivendi shares during the 20-day trading period is US$110, the exchange ratio will be set at 0.7032, so that each Seagram share will be converted into 0.7032 Vivendi Universal shares (which once again would have a value of US$77.35, based upon such average closing price of Vivendi shares).

If the price of Vivendi shares equals or exceeds US$124.34

In this event, the exchange ratio always will be set at 0.6221, meaning that each Seagram share will be converted into 0.6221 Vivendi Universal shares (and each option to acquire one Seagram share will be converted into an option to acquire 0.6221 Vivendi Universal shares).

For example, if the average closing price for Vivendi shares during the 20-day trading period is US$130, the exchange ratio will result in each Seagram share being converted into 0.6221 Vivendi Universal shares having a value of 0.6221 times US$130, or US$80.87.

If the price of Vivendi shares equals or is less than US$96.69

In this event, the exchange ratio always will be set at 0.8, meaning that each Seagram share will be converted into 0.8 Vivendi Universal shares (and each option to acquire one Seagram share will be converted into an option to acquire
0.8 Vivendi Universal shares).

For example, if the average closing price for Vivendi shares during the 20-day trading period is US$90, this exchange ratio will result in each Seagram share being converted into 0.8 Vivendi Universal shares having a value of 0.8 times US$90, or US$72.

Two additional points need to be kept in mind:

Since the price that will be used to determine the exchange ratio will be the average closing price of Vivendi shares over the 20-trading-day period ending three trading days prior to the closing, the actual value of Vivendi Universal shares received at closing may be greater or less than the price used to determine the exchange ratio.

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Following the closing, the actual value of the Vivendi Universal shares received in the transaction (and the value of the Vivendi Universal shares for which Vivendi Universal options received in the transaction may be exercised) will vary over time based not only on market fluctuations but also on fluctuations in the exchange rate from Euros to U.S. dollars.

WILL OUR THEME PARKS BUSINESS BE SOLD?

John Borgia: No. Vivendi CEO Jean-Marie Messier made that clear in his remarks at the recent Universal Studios Town Hall Meeting. Jean-Marie said: "Theme parks are always strategic and are core to Vivendi Universal." He called theme parks a "good business" and one in which we are "tremendously efficient" and "profitable." In addition, he said, "Theme parks are so much linked to Universal Studios."

IS SPENCER GIFTS CONSIDERED A "NON-CORE" BUSINESS?

John Borgia: No. Let me quote Edgar from the recent Universal Studios Town Hall
Meeting: "Spencer Gifts is a business which in some ways doesn't naturally fit into the entertainment business, and we took a hard look at Spencer Gifts to try to make a determination . . . as to whether or not it was a core business. Frankly, because the management there is so good, because it gives us the opportunity to interface directly with customers at retail, because it's a great source of information, and because we believe that as an online business it has a great opportunity to grow . . ., it is a core business for Universal. We do intend to hold onto it, and we look forward to having Spencer Gifts as part of the Vivendi Universal family for many years to come."